






INVESTOR MEETING 2014

Kirk Skaugen
Senior VP, GM PC Client Group

Key Messages: PC Computing

"PC"=**Personal** Computer
Strategies and Innovation to Transform the PC are Paying Off

Performance Requirements Growing Again In Broad # of Segments

New User Experiences Will Accelerate PC Refresh

Key Messages: PC Computing

"PC"=<u>Personal</u> Computer

Strategies and Innovation to Transform the PC are Paying Off

Performance Requirements Growing Again In Broad # of Segments

New User Experiences Will Accelerate PC Refresh

Investor Meeting 2013


PC Client Group
Looking Forward to 2014
PC Client Group
Revenue down mid-single digits
Operating profit ~flat
Sources: Intel
Forecast is based on current expectations and is subject to change without notice

2014 Forecast*

Revenue → **Up Single Digits**

Operating Margin → **Up Double Digits**

*Forecast based on Intel estimates

The PC Market Landscape

PC TAM Stabilized



Mu
- 380
- 350
- 320
- 290
- 260
- 230
- 200

318
315

Gartner TAM **365**

Range

IDC TAM **291**

2013 | 2014 | 2015 | 2016 | 2017 | 2018

Forecast

Intel Unit Growth



15%
10%
5%
0%
-5%
-10%
-15%

Q1'12 | Q2'12 | Q3'12 | Q4'12 | Q1'13 | Q2'13 | Q3'13 | Q4'13 | Q1'14 | Q2'14 | Q3'14

■ INTC PC Units ━ YoY

Source: IDC
Source: Gartner, Forecast: PCs, Ultramobiles and Mobile Phones, Worldwide, 2011-2018, 3Q14 Update, Ranjit Atwal, 9/16/14

Source: Intel Estimates

Installed Base = Opportunity

~600Mu PCs 4+ Years Old are Ripe for Refresh


PC Installed Base and Age Profiles
700
600
500
400
300
200
100
0
Millions
< 1 yr old
1 -3 yr old
3-5 yr old
5-7 yr old
7-9 yr old
>9 yr old
DT
MB

Source: Intel

Client Platform & OS Innovation
The Best We Have Seen

Desktop



Notebook and 2 in 1s



Client Platform & OS Innovation
The Best We Have Seen

Desktop



Notebook and 2 in 1s










Other names and brands may be claimed as the property of others.

A Multi-Year Journey to Re-invent the Notebook

2010

Unveils New 2010 Intel®
Core™ Processor Family



Intel® Core™ Processor

2011

Ultrabook™ Introduction
Drive To Thin



2nd Generation
Intel® Core™ Processor

2012

Added Touch



3rd Generation
Intel® Core™ Processor

2013/2014

2 in 1
Added Chrome OS Support



4th Generation
Intel® Core™ Processor

2 in 1 Momentum

Retail Sales

+150%



Q3'13   Q3'14

>70 2 in 1 Designs in Market Tracking 50+ at SPP <$699

2 in1 Share of 9-12"

>10%



Q1'13   Q2'13   Q3'13   Q4'13   Q1'14   Q2'14   Q3'14

2 in 1 Buyers Refresh Their PC

~1 Year Earlier
Than Notebook Buyers



~56%
of 2 in 1 Buyers Had Considered Buying a Tablet Instead[1]

Source: Retail Sales (NPD / GfK)

[1]Source: Intel

Intel® Core™ M vs. 4 Year Old Laptop



Intel® Core™ M
Processor-based 2 In 1

2x Performance  Baseline

2 Devices in 1  Laptop Only

2x Battery Life  4 Hrs with 62 Wh Battery

½ Weight  >3 Pounds



Your 4 Year Old Laptop

Performance based on SYSmark™ 2014. Intel® Core™ M 5Y70 compared to Intel® Core™ i5-520UM. Weight based on Intel® Core™ M processor based 2 in1 based on Intel® FFRD Llama Mountain
Old PC is OEM laptop with Intel® Core™ i5-520UM and 62WHr battery, 3lbs weight, 1.1 inch thick. Tablet is based on Apple™ iPad Air weight 1 lb
Software and workloads used in performance tests may have been optimized for performance only on Intel microprocessors. Performance tests, such as SYSmark and MobileMark, are measured using specific computer systems, components, software, operations and functions. Any change to any of those factors may cause the results to vary. You should consult other information and performance tests to assist you in fully evaluating your contemplated purchases, including the performance of that product when combined with other products. For more information go to http://www.intel.com/performance

Innovation at Entry Price Points

IA Chrome MSS*



Winning in Chrome OS

Bay Trail % of Celeron®/Pentium®



Ramping in the Entry, Cost Optimized Segment

Note: MSS and volumes above are comprised of GFK/NPD WW Retail + NAR Education/Business (NPD Reseller + NPD Distributor data)

Entry is defined as Intel Celeron and Pentium brands

Business Client Innovation



Coming in 1H 2015:

Intel WiDi Wireless Display

WiGig Wireless Gigabit Alliance

Intel® vPro™ Cumulative Shipments



>100mu
intel inside CORE m vPro
intel inside CORE i5 vPro
intel inside CORE i7 vPro
2006 2007 2008 2009 2010 2011 2012 2013 2014 2015
fcst*





Record vPro™ Shipments in 2014

"Our primary responsibility is to manage the customer's environment, and Intel vPro™ technology is a requirement to have well-managed PCs."

— Bob Berry, ITPRO

Source: Intel

Strategy for Notebook and 2 in 1: 2015

Entry



- Windows and Chrome
- New 14nm value (Braswell)

Mainstream



- Continue shift to thin & light and long battery life
- Ramp 14nm 5th Generation Core®

Premium



- New enthusiast skus
- Iris® & Iris Pro graphics and media

2:1



- Core™ M ramp
- Detachable for premium tablet MSS
- Convertible for PC refresh

Business



- New Core™ M 2 in 1s
- vPro™ security & mgmt.
- Small biz skus

Strategy for Desktops: 2015

Entry



- Embracing China tech ecosystem
- First time buyer programs

Enthusiast



- Embrace with new enthusiast skus

Mini



- Grow # of CPU skus
- Establish consumer segment
- Expand mini TAM with Steambox

All in One



- Add entry system price-points
- Expand multi-user software availability
- Accelerate portable AIO innovation

Business



- Form factor innovation
- New SMB offerings
- vPro™ security & mgmt. for IT

Key Messages: PC Computing

"PC"=**Personal** Computer

Strategies and Innovation to Transform the PC are Paying Off

Performance Requirements Growing Again In Broad # of Segments

New User Experiences Will Accelerate PC Refresh

Performance

Important to Both Value and Enthusiasts



Chromebooks … Up to 2.4x* Better with IA



Core™ M Delivering Up to 3x* Performance vs. ARM*



New Usages with 3D Cameras



Enthusiast Gamers Also Going Mobile

*Source: Intel® Corporation. Data based on WebXPRT 2013

Configurations:
Acer* Chromebook 13 with Nvidia* Tegra* K1 – Chrome OS v38, 4GB DDR3L SDRAM, 32GB SSD, 13.3" Display 1366x768
Acer* C720 with Intel® Core™ i3-4005U Processor – Chrome OS v38, 4GB DDR3L SDRAM, 32GB SSD, 13.3" Display 1366x768

Configuration:
Intel® Core™M-5Y10 Processor (up to 2.00GHz, 4T/2C, 4M Cache) On Intel Reference Platform. BIOS: v80.1 Graphics: Intel® HD Graphics (driver v. 15.36.3650) Memory: 4 GB (2x2GB) Dual Channel LPDDR3-1600 SDD: Intel® 160GB OS: Windows* 8.1 Update RTM
Samsung* Galaxy Note Pro 12.2, Qualcomm* Snapdragon 800 2.3GHz, 4T/4C, 3GB RAM
Sony* Xperia Z2, Qualcomm* Snapdragon 801 2.33GHz, 4T/4C, 3GB RAM

Disclaimers: Software and workloads used in performance tests may have been optimized for performance only on Intel microprocessors. Performance tests, such as SYSmark and MobileMark, are measured using specific computer systems, components, software, operations and functions. Any change to any of those factors may cause the results to vary. You should consult other information and performance tests to assist you in fully evaluating your contemplated purchases, including the performance of that product when combined with other products. For more information go to http://www.intel.com/performance
Intel is a sponsor and member of the BenchmarkXPRT Development Community, and was the major developer of the XPRT family of benchmarks. Principled Technologies is the publisher of the XPRT family of benchmarks. You should consult other information and performance tests to assist you in fully evaluating your contemplated purchases.

Performance IA vs. ARM

Intel® Core™ i3 Processor Performance on Chromebook™



Up to 2.4X*
WebXPRT 2013 Benchmark
ARM
intel inside CORE i3
Acer Chromebook 13 (With Nvidia Tegra K1)
Acer C720 (With Intel Core i3-4005U Processor)

Intel® Core™ M Processor Performance



Up to 3X*
WebXPRT 2013 Benchmark
ARM
intel inside CORE m
Qualcomm S801 & S800
Intel Core M 5Y10
Qualcomm S801 & S800
Intel Core M 5Y10

*Source: Intel® Corporation. Data based on WebXPRT 2013

Configurations:
Acer* Chromebook 13 with Nvidia* Tegra* K1 – Chrome OS v38, 4GB DDR3L SDRAM, 32GB SSD, 13.3" Display 1366x768
Acer* C720 with Intel® Core™ i3-4005U Processor – Chrome OS v38, 4GB DDR3L SDRAM, 32GB SSD, 13.3" Display 1366x768

Configuration:
Intel® Core™ M-5Y10 Processor (up to 2.00GHz, 4T/2C, 4M Cache) On Intel Reference Platform. BIOS: v80.1 Graphics: Intel® HD Graphics (driver v. 15.36.3650) Memory: 4 GB (2x2GB) Dual Channel LPDDR3-1600 SDD: Intel® 160GB OS: Windows* 8.1 Update RTM
Samsung* Galaxy Note Pro 12.2, Qualcomm* Snapdragon S800 2.3GHz, 4T/4C, 3GB RAM
Sony* Xperia Z2, Qualcomm* Snapdragon S801 2.3GHz, 4T/4C, 3GB RAM

Disclaimers: Software and workloads used in performance tests may have been optimized for performance only on Intel microprocessors. Performance tests, such as SYSmark and MobileMark, are measured using specific computer systems, components, software, operations and functions. Any change to any of those factors may cause the results to vary. You should consult other information and performance tests to assist you in fully evaluating your contemplated purchases, including the performance of that product when combined with other products. For more information go to http://www.intel.com/performance
Intel is a sponsor and member of the BenchmarkXPRT Development Community, and was the major developer of the XPRT family of benchmarks. Principled Technologies is the publisher of the XPRT family of benchmarks. You should consult other information and performance tests to assist you in fully evaluating your contemplated purchases.













intel
REALSENSE™
TECHNOLOGY
faceshift
Training
Tracking
Expressions
Scans
Build
Save
Load
Manual Correspondences
Display Options
Show Wireframe
Display Texture:
Markers:

Enthusiast Segment
What a Difference a Year Makes...



Launched Intel® Core™ i7-4790K Processor "Devil's Canyon" at Computex 2014
- Intel's first 4GHz 4C processor
- Completely over-clockable



Launched Intel® Core™ i7-5960X Processor Extreme Edition "Haswell-E" at PAX 2014
- Intel's first 8-Core, 16-Thread processor
- Up to 40 lanes of PCIe 3.0, enabling up to 4 discrete gfx cards

Source: Intel estimates, IDC, DFC International 2014

Increasing Intel Graphics Performance



Source: *Intel estimates. 3DMark06

Leadership Products Continuing on Track

Intel® Core™ M Processor	5th Generation Core	Next Generation Celeron/Pentium	6th Gen Intel Core Processors
Razor-thin Laptop Meets Ultra-fast Tablet	*Great Productivity and Multi-tasking for Notebooks and 2 in 1 PCs*	*Delivering Leading Value at Entry Price Points (Braswell)*	*New Micro-architecture on 14nm (Skylake)*
			
Holiday'14	**Spring '15**	**2H '15**	**2H '15**

Key Messages: PC Computing

"PC"=**Personal** Computer

Strategies and Innovation to Transform the PC are Paying Off

Performance Requirements Growing Again In Broad # of Segments

New User Experiences Will Accelerate PC Refresh

Why Focus on User Experience?

 PC Refresh

 Intel Tablet Innovation

 ASP Uplift

 Brand Relevance

Improving the Client User Experience



NO WIRES



NO PASSWORDS



NATURAL USER INTERFACE

Delivering a No Wires Experience





Wireless Display

Wireless Charging

Wireless Docking

Wireless Data





intel REALSENSE™ TECHNOLOGY 3D Camera Usages

Interact
(NUI)


Play
(3D Gaming)


Learn
(Education)


Collaborate
(Background Removal)


Capture & Share
(Real Time)


Enhanced Video
(Depth)


Enhanced Photo
(Focus)


Great Hardware + Great Software

Intel® RealSense™ 3D Camera ISV Momentum



Strong ISV Momentum, Tracking ~65 Applications and More Coming

* Other brands and names are the property of their respective owners.

Summary: PC Computing

"PC"=**Personal** Computer

Strategies and Innovation to Transform the PC are Paying Off

Performance Requirements Growing Again In Broad # of Segments

New User Experiences Will Accelerate PC Refresh

Legal Disclaimers

Software and workloads used in performance tests may have been optimized for performance only on Intel microprocessors. Performance tests, such as SYSmark and MobileMark, are measured using specific computer systems, components, software, operations and functions. Any change to any of those factors may cause the results to vary. You should consult other information and performance tests to assist you in fully evaluating your contemplated purchases, including the performance of that product when combined with other products.

Intel technologies may require enabled hardware, specific software, or services activation. Check with your system manufacturer or retailer.

Tests document performance of components on a particular test, in specific systems. Differences in hardware, software, or configuration will affect actual performance. Consult other sources of information to evaluate performance as you consider your purchase. For more complete information about performance and benchmark results, visit http://www.intel.com/benchmarks

All dates, forecasts and products specified in this presentation are subject to change without notice. This presentation will not be updated to reflect any such changes.

Copyright 2014 Intel Corporation.

*Other names and brands may be claimed as the property of others.

Risk Factors

The statements in the presentations and other commentary that refer to plans and expectations for the fourth quarter, the year and the future are forward-looking statements that involve a number of risks and uncertainties. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," "may," "will," "should" and their variations identify forward-looking statements. Statements that refer to or are based on projections, uncertain events or assumptions also identify forward-looking statements. Many factors could affect Intel's actual results, and variances from Intel's current expectations regarding such factors could cause actual results to differ materially from those expressed in these forward-looking statements. Intel presently considers the following to be important factors that could cause actual results to differ materially from the company's expectations.

- Demand for Intel's products is highly variable and could differ from Intel's expectations due to factors including changes in the business and economic conditions; consumer confidence or income levels; customer acceptance of Intel's and competitors' products; competitive and pricing pressures, including actions taken by competitors; supply constraints and other disruptions affecting customers; changes in customer order patterns including order cancellations; and changes in the level of inventory at customers.

- Intel's gross margin percentage could vary significantly from expectations based on capacity utilization; variations in inventory valuation, including variations related to the timing of qualifying products for sale; changes in revenue levels; segment product mix; the timing and execution of the manufacturing ramp and associated costs; excess or obsolete inventory; changes in unit costs; defects or disruptions in the supply of materials or resources; and product manufacturing quality/yields. Variations in gross margin may also be caused by the timing of Intel product introductions and related expenses, including marketing expenses, and Intel's ability to respond quickly to technological developments and to introduce new features into existing products, which may result in restructuring and asset impairment charges.

- Intel operates in highly competitive industries and its operations have high costs that are either fixed or difficult to reduce in the short term.

- The declaration and rate of dividend payments and the amount and timing of Intel's stock buyback program are at the discretion of Intel's board of directors, and plans for future dividends and stock buy backs and could be affected by changes in Intel's priorities for the use of cash, such as operational spending, capital spending, acquisitions, and because of changes to Intel's cash flows and changes in tax laws.

- Intel's expected tax rate is based on current tax law and current expected income and may be affected by the jurisdictions in which profits are determined to be earned and taxed; changes in the estimates of credits, benefits and deductions; the resolution of issues arising from tax audits with various authorities, including payment of interest and penalties; and the ability to realize deferred tax assets.

- Gains or losses from equity securities and interest and other could vary from expectations depending on gains or losses on the sale, exchange, change in the fair value or impairments of debt and equity investments; interest rates; cash balances; and changes in fair value of derivative instruments.

- Intel's results could be affected by adverse economic, social, political and physical/infrastructure conditions in countries where Intel, its customers or its suppliers operate, including military conflict and other security risks, natural disasters, infrastructure disruptions, health concerns and fluctuations in currency exchange rates.

- Intel's results could be affected by the timing of closing of acquisitions, divestitures and other significant transactions.

- Intel's results could be affected by adverse effects associated with product defects and errata (deviations from published specifications), and by litigation or regulatory matters involving intellectual property, stockholder, consumer, antitrust, disclosure and other issues. An unfavorable ruling could include monetary damages or an injunction prohibiting Intel from manufacturing or selling one or more products, precluding particular business practices, impacting Intel's ability to design its products, or requiring other remedies such as compulsory licensing of intellectual property.

A detailed discussion of these and other factors that could affect Intel's results is included in Intel's SEC filings, including the company's most recent Form 10-Q, Form 10-K and earnings release.








INVESTOR MEETING 2014

SANTA CLARA   NOVEMBER 20